Exhibit 1.01

Ciena Corporation
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Ciena Corporation (“Ciena”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Overview
Business
Ciena is a network specialist focused on networking solutions that enable converged, next-generation architectures, optimized to handle the broad array of high-bandwidth communications services relied upon by business and consumer end users. We provide equipment, software and services that support the transport, switching, aggregation, service delivery and management of voice, video and data traffic on communications networks.
Description of Products Covered by this Report
This report relates to products: (i) for which 3TG are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Ciena and (iii) for which the manufacture was completed during calendar year 2014.
On the basis of a reasonable country of origin inquiry (“RCOI”) and due diligence measures described in this Report, Ciena does not have sufficient information from suppliers to determine whether 3TG in any of the following Ciena products, referred to in this report collectively as the “Covered Products”, originated in the Covered Countries or whether the 3TG were from recycled or scrap sources. The Covered Products are:

•	Converged Packet-Optical products

•	Packet Networking products

•	Optical Transport products

Supply Chain
Ciena’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original source of the 3TG. Ciena does not purchase 3TG directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of 3TG that are necessary for the Covered Products. Moreover, we believe that the smelters and refiners of 3TG are best situated to identify the country of origin of the 3TG in the supply chain, and therefore have taken steps to identify the applicable smelters and refiners of 3TG in our supply chain.

Ciena adopted a policy relating to conflict minerals. The policy states that Ciena is committed to sourcing all of the components used in its products in an ethical and socially responsible way, and expects its suppliers to take measures with their suppliers to reasonably assure responsible sourcing throughout the supply chain.

Reasonable Country of Origin Inquiry
Ciena conducted a RCOI to determine whether any of the 3TG necessary for the functionality or production of its products originated in the Covered Countries or whether any of the 3TG may be from recycled or scrap sources. The elements of the RCOI were: identification of relevant suppliers; data collection; and assessment to determine whether further due diligence was required.
Ciena identified relevant first tier suppliers based on a review of Ciena’s list of approved manufacturers (“AML”). Using the AML, we identified the first tier suppliers that were most likely to introduce 3TG into our supply chain (the “Supplier Group”). The Supplier Group represented approximately 98% of our total spend with all AML suppliers. We then distributed to the Supplier Group the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template (the “CMRT”), formerly known as the Electronic Industry Citizenship Coalition/Global e-Sustainability Conflict Minerals Reporting Template. The CMRT includes questions regarding a supplier’s engagement with its direct suppliers and requests a listing of the smelters and refiners that are used to process the supplier’s necessary 3TG. In addition, the CMRT contains questions about supplier due diligence efforts.
Based on the RCOI, Ciena determined that it did not have sufficient information from the Supplier Group to determine whether the 3TG contained in the Covered Products originated from the Covered Countries or were from recycled or scrap sources. Accordingly, Ciena conducted further due diligence on the source and chain of custody of the 3TG contained in components provided by the Supplier Group.
Due Diligence
Design of Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas, Second Edition (2013)” and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Framework”). Below is a summary of the due diligence measures we undertook as they relate to the five steps of the OECD Framework:
Step 1 - Establish Strong Company Management Systems
Internal Teams. Ciena has a management team to support its 3TG compliance program that includes representatives from Ciena’s component engineering group and legal department (the “Compliance Team”) and is responsible for implementing our conflict minerals policy and overseeing supply chain due diligence related to 3TG. In addition, we have a team comprised of members from our quality, supply management, and legal departments (the “Review Team”) that is responsible for assessing whether suppliers who may have failed to provide information for our due diligence request or who may not meet the requirements of our conflict minerals policy should continue to be on the AML.
Control Systems. Ciena uses the CMRT to gather information on the chain of custody of the 3TG included in our products.

Ciena is a member of the Conflict Free Sourcing Initiative (“CFSI”), which evolved from the Electronic Industry Citizenship Coalition (“EICC”) and is a broad-based initiative aimed at developing conflict-free supply chains.

Conflict Minerals Policy. Ciena has adopted a policy on conflict minerals which is available on its website at http://www.ciena.com/about/corporate-social-responsibility/supply-chain/.

Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the CMRT. Our supplier contract templates include obligations consistent with our policy on conflict minerals.
Grievance Mechanism. Ciena has a grievance mechanism allowing for reporting of ethics and compliance issues.

Record Maintenance. Ciena has established a policy to maintain records related to 3TG due diligence for appropriate periods.

Step 2 - Identify and Assess Risk in the Supply Chain
Distribution of CMRT to Supplier Group. In 2014, we distributed the CMRT to the Supplier Group in order to gather information on our supply chain. The CMRT includes questions on: (i) whether any of the minerals which could potentially be classified as 3TG are intentionally added to the products manufactured by the supplier; (ii) whether any of the minerals which could potentially be classified as 3TG are necessary to the functionality or production of the products manufactured by the supplier; (iii) whether any of those minerals originated in a Covered Country; (iv) whether 100% of those minerals came from a recycler or scrap supplier; (v) if they had received conflict mineral information from all relevant suppliers of 3TG, and (vi) the identity of the smelters and refiners of those minerals.

Assessment of Supplier Group Responses. Members of the Supplier Group that failed to respond to the CMRT received follow-up communications. If supplier responses indicated that 3TG are not necessary to the functionality or production of the supplier’s products, those responses were reviewed by Ciena’s component engineers. If a supplier failed to provide responsive information, or gave Ciena reason to believe the supplier’s 3TG financed or benefited armed groups, the supplier was referred to the Review Team for further review and determination of follow-up steps.

Step 3 - Design and Implementation of a Strategy to Respond to Identified Risks
We have a risk management plan to address concerns that a supplier may be providing Ciena with products that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries that are not from scrap or recycled sources, we will follow up with the supplier to gather more information. Identified risks will be reported to the Review Team, which will determine appropriate follow-up actions, if any, to mitigate risks. There have been no instances that gave Ciena reason to believe a supplier’s 3TG financed or benefited armed groups and hence required follow-up actions to be considered.

Senior management is briefed about Ciena’s practices with respect to 3TG due diligence and supply chain on a regular basis.

Step 4 - Support Independent Third-Party Audit of Supply Chain Due Diligence At Identified Points in the Supply Chain
Ciena relies on the CFSI’s Conflict-Free Smelter Program to perform third-party audits of smelters and refiners. We use information provided on the CFSI website to review information on the source of 3TG provided by the Supplier Group.
Step 5 - Report on Supply Chain Due Diligence
This Conflict Minerals Report shall be filed with the SEC and is publicly available at http://www.ciena.com/about/company/corporate-responsibility/.

Due Diligence Results
Description of facilities used to process 3TG
The CMRT that Ciena distributed to the Supplier Group requests that the Supplier Group provide Ciena with information on the smelters and refiners that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products. Ciena must rely on responses from the Supplier Group to the CMRT in order to determine the facilities used to process the 3TG used in the Covered Products. Because the Supplier Group generally does not have a direct relationship with the facilities used to process the 3TG, some suppliers in the Supplier Group responded that they were unable to provide smelter and refiner information at this time. Other suppliers in the Supplier Group provided information at the company level in the CMRT, which does not provide Ciena with the necessary information to tie the smelter and refiner information with the products supplied to Ciena. Accordingly, Ciena does not know as of this reporting period the facilities used to process the 3TG used in the Covered Products.

Information on country of origin of 3TG

The CMRT also requests that the Supplier Group provide Ciena with information on whether the 3TG originates from the Covered Countries. Ciena must rely on responses from the Supplier Group to the CMRT in order to determine the country of origin of the 3TG used in the Covered Products. Because the Supplier Group generally does not have direct knowledge of the country of origin of its 3TG, and must rely on information from its suppliers, some suppliers in the Supplier Group responded that they were unable to provide country of origin information at this time. Other suppliers in the Supplier Group provided information at the company level in the CMRT, which does not provide Ciena with the necessary information to tie the country of origin information with the products supplied to Ciena. Accordingly, as of this reporting period Ciena is not able to determine the country of origin of the 3TG used in the Covered Products.

Efforts to determine mine or location of origin
Ciena relies on information provided in the responses from the Supplier Group to the CMRT for the source of the 3TG contained in the Covered Products. The Supplier Group has not provided information regarding the mine or location of origin of the 3TG in the components supplied to Ciena. Accordingly, Ciena does not have information about the mine or location of the 3TG contained in the Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve our due diligence measures and to further mitigate the risk that the necessary 3TG contained in Ciena’s products benefit armed groups in the Covered Countries:

(1)	Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;

(2)	Continue to include obligations in Ciena’s new supplier contracts consistent with our policy on conflict minerals; and.

(3)	Engage in industry initiatives promoting conflict-free supply chains.

Cautionary Statement about Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.